Exhibit 99.9

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 1 - NYXOAH SA Rue Edouard Belin 12 1435 Mont-Saint-Guibert Belgium / Belgique VAT / TVA BE 0817.149.675 Register of legal entities Brabant Wallon / Registre des personnes morales du Brabant Wallon ATTENDANCE NOTIFICATION FORM FOR SECURITIES HOLDERS FORMULAIRE DE NOTIFICATION DE PARTICIPATION POUR LES DÉTENTEURS DE TITRES This attendance notification form can be used by holders of securities of Nyxoah SA (the "Company") who want to attend, in person or by way of videoconference, the annual shareholders' meeting, to be held on June 14, 2023 at 2 p.m. More information regarding the requirements for, and the modalities of, participation in the meeting can be found in the convening notice of the annual shareholders’ meeting. Attendance notification forms sent to the Company must be sent by e-mail to shareholders@nyxoah.com. The signed and completed forms must reach the Company no later than June 8, 2023. This attendance notification form can be signed either in handwriting or electronically. If signed electronically, it must be an electronic signature within the meaning of Article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of July 23, 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation. The video conference that the Company will set up will not qualify as an electronic communication Ce formulaire de notification de participation peut être utilisé par les détenteurs de titres de Nyxoah SA (la « Société ») qui souhaitent assister, en personne ou par vidéoconférence, à l’assemblée générale annuelle des actionnaires, qui se tiendra le 14 juin 2023 à 14 heures. De plus amples informations concernant les exigences et les modalités de participation à l’assemblée figurent dans la convocation à l’assemblée générale annuelle des actionnaires. Les formulaires de notification de participation envoyés à la Société doivent être envoyés par e-mail à shareholders@nyxoah.com. Les formulaires signés et complétés doivent parvenir à la Société au plus tard le 8 juin 2023. Ce formulaire de notification de participation doit être signé de manière manuscrite ou électronique. En cas de signature électronique, il doit s’agir d’une signature électronique au sens de l’article 3.10 du Règlement (UE) n° 910/2014 du Parlement européen et du Conseil du 23 juillet 2014 sur l’identification électronique et les services de confiance pour les transactions électroniques au sein du marché intérieur et abrogeant la Directive 1999/93/CE, telle que modifiée, ou d’une signature électronique qualifiée au sens de l’article 3.12 du même Règlement. La vidéoconférence que la Société mettra en place ne sera pas considérée comme un outil

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 2 - tool to attend and vote at the annual shareholders’ meeting as referred to in Article 7:137 of the Belgian Code of Companies and Associations, but will be an extra facility for securities holders to follow the annual shareholders’ meeting. Therefore, the Company recommends that the shareholders of the Company who wish to participate to the annual shareholders’ meeting make use of the right to vote through voting by mail or by proxy to a representative of the Company. Holders of dematerialized shares must deliver, or have delivered, to the Company, at the latest on June 8, 2023 at midnight (Belgian time), a certificate issued by the authorized account holder or by the settlement institution certifying the number of dematerialized shares registered in the name of the shareholder in its accounts on the registration date (i.e. May 31, 2023 at midnight (Belgian time)), for which the relevant shareholder wants to participate in the annual shareholders’ meeting. This certificate must be sent to the Company by e-mail to shareholders@ n2yxoah.com. de communication électronique permettant d’assister et de voter à l’assemblée générale annuelle des actionnaires, tel que visé à l’article 7 :137 du Code des sociétés et des associations, mais constituera une facilité supplémentaire pour les détenteurs de titres de suivre l‘assemblée générale des actionnaires. Par conséquent, la Société recommande aux actionnaires de la Société souhaitant participer à l’assemblée générale annuelle des actionnaires d’utiliser le droit de vote par correspondance ou par procuration à un représentant de la Société. Les détenteurs d’actions dématérialisées doivent délivrer, ou faire le nécessaire pour que soit délivrée, à la Société, au plus tard le 8 juin 2023 à vingt-quatre heures (heure belge), une attestation émise par le teneur de compte agréé ou par l’organisme de liquidation certifiant le nombre d’actions dématérialisées inscrites au nom de l’actionnaire dans ses comptes à la date d’enregistrement (c’est-à-dire le 31 mai 2023 à minuit (heure belge)), pour lequel l'actionnaire concerné souhaite participer à l'assemblée générale annuelle. Ce certificat doit être envoyé à la Société par courrier électronique à l'adresse email shareholders@nyxoah.com.

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 3 - The undersigned (the "Undersigned"), Le soussigné (le "Soussigné"), Natural person / Personne physique : Last name / Nom : ………………………………………………………………………… First name(s) / Prénom(s) : ………………………………………………………………………….. Domicile : ………………………………………………………………………….. ………………………………………………………………………….. Legal entity / Personne morale : Company name and corporate form / Dénomination de la société et forme juridique : ………………………………………………………………………….. Registered office / Siège statutaire : ………………………………………………………………………….. ………………………………………………………………………….. Company number / Numéro d'entreprise : ………………………………………………………………………….. owner of the following number of securities issued by the Company propriétaire du nombre suivant de titres émis par la Société Number of registered shares / Nombre d'actions nominatives : ………………………………………………………………………….. Number of dematerialized shares / Nombre d'actions dématérialisées : ………………………………………………………………………….. Number of subscription rights / Nombre de droits de souscription1 : ………………………………………………………………………….. 1 Pursuant to Article 7:135 of the Belgian Code of Companies and Associations, the holders of subscription rights have the right to attend the shareholders' meetings, but only with an advisory vote. / Conformément à l'article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit d'assister aux assemblées générales, mais uniquement avec un vote consultatif.

Annual shareholders' meeting of June 14, 2023 /
Assemblée générale annuelle des actionnaires du 14 juin 2023 hereby notifies the Undersigned's intent to attend the annual shareholders' meeting of the Company that will be held on June 14, 2023 at 2:00 p.m.:

notifie par la présente l'intention du Soussigné de participer à l'assemblée générale annuelle des actionnaires de la Société qui se tiendra le 14 juin 2023 à 14h00 :

☐ In person / En personne	☐ By way of video conference / Par videoconference
Please tick the appropriate box. In the absence of a choice, the Undersigned shall be deemed to have selected "By way of video conference".	*Veuillez cocher la case correspondante. En l'absence de choix, le Soussigné est réputé avoir choisi "Par vidéoconférence".*

The English translation of this form is a free translation and for information purposes only, and the French version shall prevail over the English translation.

La traduction anglaise de ce formulaire est une traduction libre et vaut uniquement à titre d'information, et la version française prévaut sur la traduction anglaise.

The Undersigned hereby confirms that the Company can send all confirmations and information required for participation in the annual shareholders' meeting to the following e-mail address of the Undersigned:

Le Soussigné confirme que la Société peut envoyer toutes les confirmations et informations requises pour la participation à l'assemblée générale annuelle des actionnaires à l'adresse électronique suivante du Soussigné:

....

Please insert e-mail address of securities holder /
Veuillez insérer l'adresse électronique du détenteur des titres.

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Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 5 - Done in / Fait à ..............................., on / le ............................. 2023. The Undersigned: Le Soussigné : Natural person / Personne physique : Full name / Nom et Prénom(s): ………………………………………….…………………………………………. Signature : ………………………………………….…………………………………………. Legal entity / Personne morale : Company name / Dénomination de la société : ………………………………………….…………………………………………. Authorized representative(s) / Représentant(s) autorisé(s) : Signature : ....................................................................... Full name / Nom et Prénom(s) : ..................................... Function / Fonction : ...................................................... Signature : ...................................................................... Full name / Nom et Prénom(s) : .................................... Function / Fonction : .....................................................